SECTION 5. ADMINISTRATION OF THE POLICY, WAIVERS & REPORTING VIOLATIONS

5.1

Code of Ethics Committee; Reporting to FT Fund Boards

The Code of Ethics Committee is responsible for the administration of the Policy and provides oversight of compliance with the personal trading requirements of the Policy. Among other things, the Committee has the authority and responsibility to review the Policy periodically, review sanction guidelines for violations of the Policy and review trading violations and waivers granted.

At least annually, the Franklin Templeton Fund Boards will be provided with a report describing any issues arising under the Policy.

5.2

Violations of the Policy

A Covered Employee that violates this Policy will be sanctioned in a manner commensurate with the violation. Prescribed sanctions range from reminder memos for a first time failure to pre-clear a transaction that would have been approved to the immediate sale of positions, disgorgement of profits, personal trading suspensions and other sanctions, up to and including termination and reporting to regulatory authorities for more serious violations.

5.3

Waivers of the Policy

The Director of Global Compliance or the Chief Compliance Officer may, in his or her discretion, waive compliance by any Covered Employee with the provisions of the Policy, if he or she finds that such a waiver:

(1)

is necessary to alleviate undue hardship or in view of unforeseen circumstances or is otherwise appropriate under all the relevant facts and circumstances;

(2)

will not be inconsistent with the purposes and objectives of the Policy;

(3)

will not adversely affect the interests of the FT Funds or Client Accounts or the interests of Franklin Templeton; and

(4)

will not result in a transaction or conduct that would violate provisions of applicable laws or regulations. Any waiver will be in writing, will contain a statement of the basis for it, and any waivers granted by the Chief

Compliance Officer of the relevant investment adviser will be reported to the Director of Global Compliance.

5.4

Reporting Violations

Covered Employees are required to report violations of the Policy or the related Procedures, whether by themselves or by others.

Franklin Templeton is dedicated to providing Covered Employees with the means and opportunity to report violations of the Policy or the related Procedures, or other instances of wrongdoing, or any concerns they may have regarding ethical violations or accounting, internal control or auditing matters, including fraud. Several means are provided by which reports can be made including:

Compliance and Ethics Hotline:	1-800-636-6592	http://intranet/codeofethics/hotline/op_principles.htm
Funds Compliance Hotline:	1-888-678-8852	http://intranet/codeofethics/hotline/op_principles.htm
Corporate Ombudsman:	1-650-312-2832	http://intranet/codeofethics/ombudsman/index.htm

Franklin Templeton will not allow retaliation against any Covered Employee who has submitted a report of a violation of the Policy or the related Procedures in good faith.